Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                       For the month of September 30, 2001

                       Huntingdon Life Sciences Group plc
                       ----------------------------------
                 (Translation of registrant's name into English)

      Woolley Road, Alconbury, Huntingdon, Cambridgeshire PE28 4HS England
      --------------------------------------------------------------------
                    (Address of principal executive offices)



        [Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

                    Form 20-F ____X_____ Form 40-F __________



         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes __________ No _____X______



         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Huntingdon Life Sciences Group plc
                                    --------------------------------
                                             (Registrant)



Date: December 13, 2001             By:      /s/ Julian Griffiths
                                    Name:    Julian Griffiths
                                    Title:   Finance Director